Director, Brian Van Flandern. World renowned Michelin Three-star mixologist and cocktail book author Brian Van Flandern was a professional bartender in New York City for over 25 years and has been named AMERICA'S TOP MIXOLOGIST by The Food Network. From 2004-2007 Brian helped open Chef Thomas Keller's now famous Michelin Three Star restaurant PER SE as the head mixologist. Applying Chef Keller's philosophy of flavor profiling to cocktails has earned Brian international recognition as one of the world's preeminent cocktail artisans and spirit authorities. As a beverage-industry influencer, Brian has earned a reputation as a champion and brand-builder for fine boutique spirits.

In 2010 Brian released his first award winning book VINTAGE COCKTAILS (now in its tenth printing) with over 100,000 copies sold. The Wall Street Journal and Food Arts Magazine have written feature articles on Brian Van Flandern's innovative and unique recipes as well as his meticulous attention to detail. Brian's cocktails have been mentioned or featured in dozens of other internationally acclaimed publications including The New York Times, USA Today, The Daily Telegraph (London), Conde Nast Traveler, Gourmet Magazine to name a very few. Some of Brian's television appearances include a featured segment on Spike TV's "Bar Rescue", "The Barefoot Contessa" on The Food Network, CBS's "The Early Show" and "Foodography" on the Cooking Channel, "The Wall Street Journal Live" and "Market Makers" on the Bloomberg Channel. www.MyMixologist.com